

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 23, 2023

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People's Republic of China, 361021

> **Re: EPWK Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 1, 2023**
> **File No. 333-269657**

Dear Guohua Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed August 1, 2023

Risk Factors, page 28

1. We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial

condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Compensation of Directors and Executive Officers, page 136

2. Please update this disclosure to cover your most recently completed fiscal year. Refer to Item 6.B. of Form 20-F.

Related Party Transactions, page 141

3. We note your response to comment 2 regarding the requirements under Regulation S-X and ASC 850. However, Form F-1 requires the related party transaction disclosure in the prospectus to be up to the date of the prospectus. Please update this disclosure accordingly. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

General

4. We note your disclosure throughout the prospectus that you will file with the CSRC within three working days of filing this registration statement in accordance with the requirements of the Trial Measures. Please update your disclosure throughout your prospectus to disclose the current status of your filing and the review process with the CSRC.

    You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Fang Liu, Esq.